Room 4561

      January 9, 2006

Mr. George de Urioste
Chief Operating Officer and Chief Financial Officer
Chordiant Software, Inc.
20400 Stevens Creek Boulevard
Suite 400
Cupertino, CA 95014

      Re:	Chordiant Software, Inc.
		Form 8-K
      Filed December 6, 2005
      File No. 000-29357

Dear Mr. Urioste,

      We have reviewed the above referenced filing and your response letter dated January 3, 2006 and have the following comment.
Where
indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 6, 2005

Item 4.02.  Non-Reliance on Previously Issued Financial Statements
or
a Related Audit Report or Completed Interim Review
1. The SEC Staff will review your response letter dated January 3, 2006 in conjunction with our financial statement review of your
2005
Form 10-K filed on December 19, 2005.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Chris White, Staff Accountant, at (202) 551-3461, Tammy Tangen, Staff Accountant, at (202) 551-3443 or me at
(202) 551-3488 if you have any questions regarding our comment.


								Sincerely,



								Stephen Krikorian
								Accounting Branch Chief
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Mr. George de Urioste
Chordiant Software, Inc.
January 9, 2006
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